EXHIBIT 99.1

Mynaric secures EUR 80.6 million debt/equity financing by way of a US$75 million secured loan and a EUR 12.4 million capital increase from authorized capital

Financing to support near-to-medium term business plan and Company provides guidance for its key performance indicators for 2023

Gilching, Germany, 25 April 2023 – Mynaric (FRA: M0YN / NASDAQ: MYNA) today signed a financing of in total EUR 80.6 million to refinance existing indebtedness and support Mynaric’s further growth with funds affiliated with a U.S.-based global investment management firm (the “Lenders”). Under the arrangement, the Lenders will provide a US$75 million (approximately EUR 68.2 million) secured five-year term loan facility and two affiliates will acquire an aggregate equity stake of approximately 9.1% in Mynaric AG (the “Company”) for EUR 12.4 million. The new shares are expected to be issued out of the Company’s authorized capital under the exclusion of shareholders’ subscription rights on or around 28 April 2023.

The US$75 million (approximately EUR 68.2 million) term loan facility will be provided pursuant to a secured five-year term loan agreement that was entered into today among the Company’s wholly-owned subsidiary, Mynaric USA Inc. (“Mynaric USA”), as the borrower, the Company, the Lenders, and Alter Domus (US) LLC, as the administrative agent. The loan under the agreement will be guaranteed by the Company and each of its subsidiaries, and will be secured by a security interest in substantially all of the assets of the borrower and each of the guarantors. The loan bears interest at a rate equal to Term Secured Overnight Financing Rate (SOFR) for a 3-month tenor (subject to a 2% floor), plus a margin of 10%, and for the first two years, interest in an amount equal to 3% can be paid in kind by increasing the principal amount of the loans. Mynaric USA intends to draw down the full amount of the facility (subject to a 1% original issue discount) in the coming days.

In addition, the management board of the Company today resolved, with the approval of the supervisory board, to increase the Company’s share capital from EUR 5,668,391.00 to EUR 6,233,615.00 by issuing 565,224 new ordinary registered shares against cash contribution by partially utilizing the Authorized Capital 2022/I under the exclusion of the shareholders’ subscription rights. The new shares issued in the capital increase will be subscribed by affiliates of the Lenders (the “Subscribers”). The placement price for the new shares is EUR 22.019 per ordinary share, equal to today’s closing price, subject to a 3% discount, and resulting in aggregate proceeds raised of EUR 12.4 million. The Company expects to apply to the commercial register for the registration of the capital increase on or around 25 April 2023. Upon effectiveness of the capital increase, the Subscribers will own approximately 6.4% and 2.6%, respectively, of Mynaric’s total share capital.

The aggregate net proceeds of the term loan and the equity investment (i.e., net of fees and expenses related to these transactions) of approximately EUR 75.1 million will be used to fully repay the Company’s existing debt under the May 2022 credit agreement and provide working capital funding to support the near-to-medium term business plan. Under this business plan, the Company announces preliminary guidance on the annual increase for its key performance indicators for 2023 as follows:

1

•	Optical Communications Terminal Backlog(1) expected to significantly increase and

•	Cash-in from Customer Contracts(2) expected to significantly increase

(1) Backlog is calculated as the order backlog at the beginning of a reporting period plus the order intake within the reporting period minus terminal deliveries recognized as revenue within the reporting period and as adjusted for canceled orders, changes in scope and adjustments. If there are multiple options for deliveries under a particular purchase order or binding agreement, backlog only takes into account the most likely contract option based on management assessment and customer discussions.

(2) Includes payments from third parties from customer contracts and other signed agreements (including payments received based on payment milestones under customer programs), but excludes payments from government grants.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions, the ongoing Russia-Ukraine conflict or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

2

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

3